Tidal ETF Trust
898 North Broadway, Suite 2
Massapequa, New York 11758

March 13, 2019

VIA EDGAR TRANSMISSION

Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Tidal ETF Trust (the “Trust”)
Post-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 333-227298, 811-23377

Dear Ms. White:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on February 25, 2019 and February 28, 2019 with respect to the Amendment and the Trust’s series, SoFi 500 ETF, SoFi Next 500 ETF, SoFi 50 ETF, and SoFi Gig Economy ETF (each, a “Fund” and collectively, the “SoFi Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the registration statement.

GENERAL

Comment 1.
We note that you have submitted an exemptive application for relief to operate as a passive ETF. Please note that it is inappropriate for the Amendment to become effective before this exemptive relief is granted. The Amendment effective date should be delayed by 485BXT filing(s) until the exemptive relief has been granted and any outstanding Staff comment(s) are resolved.

Response:
Notice of the Adviser’s application for an index-based ETF exemptive order (File No. 812-14939) was issued on February 21, 2019 (Investment Company Act Release No. 33378). The Staff has confirmed that it does not have any additional comments on the application, and the Trust anticipates that the order will be issued before the registration statement effective date.

Comment 2.	Supplementally, provide the Staff with the Index methodology for the Index ETFs.

Response:	The Index methodology for each of the Index ETFs was sent to the Staff under separate cover on March 13, 2019.

Comment 3.
Pursuant to Release No. 33-8590 Rulemaking for EDGAR System, please update the Series and Classes (Contracts) Information Page on the EDGAR Filing Web site with each Fund’s exchange ticker symbols, in addition to adding the ticker symbols to the front cover page of the Prospectus and Statement of Additional Information (“SAI”).

Response:
The Trust confirms that the exchange ticker symbols will be added to the Series and Classes (Contracts) Information Page on the EDGAR Filing Web site and to the front cover page of the Prospectus and SAI.

Prospectus

Comment 4.	Under the agreement between the investment adviser and index provider, who compensates the index provider and how is it reflected in the fee table?

Response:
The Adviser is responsible for compensating the Index Provider from the Adviser’s own resources. The Trust notes that the only expense of each Fund is the unitary management fee that is paid to the Adviser. Because the Index Provider is not compensated by the Fund, fees paid to the Index Provider are not reflected in the fee table.

Comment 5.	Provide the Staff with each Fund’s annual fund operating expenses table and expense example prior to the effective date.

Response:	The Funds’ completed fee tables and expense examples are as shown in the attached Appendix A.

Comment 6.	Disclose if Social Finance, Inc. is in any way affiliated with the SoFi Funds.

Response:
The Trust confirms that Social Finance, Inc. is not an affiliated person of the SoFi Funds, the Adviser, the Sub-Adviser, the Distributor, or any of their affiliates. As disclosed in the Amendment under “Fund Sponsor”, the Adviser has entered into an agreement with SoFi, under which SoFi assumes the obligation of the Adviser to pay all expenses of the SoFi Funds, except certain excluded expenses. Additionally, SoFi is expected to provide marketing support for the SoFi Funds, including distributing marketing materials related to the SoFi Funds. SoFi does not make investment decisions, provide investment advice, or otherwise act in the capacity of an investment adviser to the SoFi Funds.

SoFi also provided support in developing the methodology used by each Index ETF’s underlying index to determine the securities included in such Index. However, SoFi is not involved in the maintenance of each Index and does not act in the capacity of an index provider.

Comment 7.
The Principal Investment Strategies for the three Index ETFs state: “The Index Provider has partnered with Social Finance, Inc. (“SoFi”) to provide support in developing the methodology used by the Index to determine the securities included in the Index.” Supplementally disclose what the role of SoFi is or was in developing each index.

Response:
SoFi’s role in the development of each Index was to provide feedback to the Index Provider on behalf of SoFi’s asset management clients regarding investment factors and exposures that SoFi believed would be of interest to its clients and would differentiate the Index ETFs from existing products. Such feedback included recommendations on the equity universe used by each Index and the particular screening factors applied to each such universe.

Comment 8.	For each Index ETF, clarify and disclose the number of components of each respective index.

Response:
The Trust notes that the Amendment states in the first paragraph under “Principal Investment Strategies” with respect to the SoFi 500 ETF that the Index “tracks the performance of 500 of the largest U.S.-listed companies weighted based on a proprietary mix of their market capitalization and fundamental factors.” The Trust believes such disclosure clearly discloses that the number of components of the Index is 500.

The Amendment states in the first paragraph under “Principal Investment Strategies” with respect to the SoFi Next 500 ETF that the Index “tracks the performance of the 500 smallest of the 1,000 largest U.S.-listed companies weighted based on a proprietary mix of their market capitalization and fundamental factors.” The Trust believes such disclosure clearly discloses that the number of components of the Index is 500.

The Amendment states in the first paragraph under “Principal Investment Strategies” with respect to the SoFi 50 ETF that the Index “tracks the performance of an equal-weighted portfolio of 50 of the 1,000 largest U.S.-listed companies based on a proprietary composite score calculated based on certain fundamental factors.” The Trust believes such disclosure clearly discloses that the number of components of the Index is 50.

For the foregoing reasons, the Trust respectfully declines to repeat disclosure regarding the number of components of each Index.

Comment 9.	For each Index ETF, state whether its Index is reconstituted and rebalanced at the same time as its respective fund.

Response:
The Trust notes that the disclosure for each Index ETF states that “The Fund will generally use a ‘replication’ strategy to achieve its investment objective, meaning it generally will invest in all of the component securities of the Index.” Consequently, when the constituents of an Index or their weights change, the applicable Fund will reallocate its investments to continue seeking to replicate such Index. Because the Amendment currently discloses that each Index ETF will seek to replicate the holdings of the applicable Index and the methodology for rebalancing and reconstituting the Index, the Trust respectfully declines to add additional disclosure to the same effect.

Comment 10.	As each Index ETF states that it may use representative sampling, consider adding management risk to principal risks of each Index ETF.

Response:	The Trust notes that each Index ETF is generally expected to utilize a “replication strategy” and therefore, respectfully declines to add “Management Risk” disclosure.

Comment 11.	For each SoFi Fund, consider listing risks in order of importance versus alphabetical.

Response:
The Trust is not aware of any statute, rule, or written guidance from the Commission or the Staff that would require the principal risks to be disclosed in any particular order. The Trust believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of the applicable Fund and that each such risk is relevant for investors. Further, the Trust believes that ordering the risks alphabetically makes it easier for investors to find particular risk factors and compare them across the Funds. While the Trust respectfully declines to reorder the principal risks, the following disclosure will be added to the first paragraph under “Principal Investment Risks” in each Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a “principal risk” of investing in the Fund, regardless of the order in which they appear.”

Comment 12.	It is unclear why high portfolio turnover risk is listed for each Index ETF. Revise or reconsider this risk.

Response:
The Trust notes that the factors used to determine the composition of each Index, coupled with the fact that the Index for each of the SoFi 500 ETF and SoFi Next 500 ETF is reconstituted annually and the Index for the SoFi 50 ETF is reconstituted semi-annually may result in turnover in excess of 100%. Because the precise turnover for a given Index cannot be predicted and could be in excess of 100%, the Trust believes it is appropriate to disclose the risks of having high portfolio turnover. Consequently, the Trust has not made any revisions in response to this comment.

Comment 13.
Supplementally, explain why the SoFi Next 500 ETF and SoFi 50 ETF use quarter-to-quarter sales growth, and quarter-to-quarter earnings per share (“EPS”) growth while the SoFi 500 ETF and SoFi Gig Economy ETF use trailing 12-month sales growth and trailing 12-month earnings per share growth.

Response:
The Amendment has been revised to reflect that each Index ETF uses the same factors for screening: trailing 12-month sales growth, trailing 12-month earnings per share (“EPS”) growth, and 12-month forward-looking EPS growth consensus estimates. The Trust notes that the Principal Investment Strategies for the SoFi Gig Economy ETF are unrelated to the Index ETFs and do not include the above-referenced factors.

Comment 14.	SoFi 500 ETF and SoFi Next 500 ETF have identical risks. Are there any differences between the two funds?

Response:
The Trust confirms that the principal risks of each of the SoFi 500 ETF and SoFi Next 500 ETF are the same. The difference between the two funds is that the SoFi 500 ETF holds the largest 500 components of the Solactive US Broad Market Index and the SoFi Next 500 ETF holds the next 500 largest components after excluding the largest 500 components. Because both indexes may be composed of large and mid-capitalization stocks, their risk profile is substantially similar.

Comment 15.
Supplementally, provide the Staff with the proposed initial holdings or a sample list of holdings for SoFi Gig Economy ETF to clarify the five categories of companies listed in the strategy section, particularly the fifth category: Other companies that are expected to benefit from the growth of gig economy businesses and associated lifestyle changes for individuals engaged in gig economy businesses.

Response:	A proposed initial holdings list for the SoFi Gig Economy ETF was sent to the Staff under separate cover on March 13, 2019.

Comment 16.
In the SoFi Gig Economy ETF principal investment strategies, there is a reference to “livery services.” Clarify the term “livery services” i.e., is the meaning delivery services, ride sharing, or a vehicle for hire?

Response:	The disclosure has been revised to refer to “delivery services.”

Comment 17.
In the statement “The Funds’ investment objectives have not been adopted as fundamental investment policies and therefore may be changed without the consent of the Funds’ shareholders upon written notice to shareholders,” disclose the number of days written notice would be provided shareholders.

Response:
The Trust notes that the amount of notice shareholders will receive with respect to a change in investment objective is expected to be based on the significance of the change (e.g., whether the change is expected to materially affect the nature and risks of the Fund) and may vary widely depending on the circumstances of the change. Consequently, the Trust respectfully declines to specify a precise amount of time for such notice.

Comment 18.
The Sub-Adviser section states “The basis for the Board’s approval of the Fund’s Investment Advisory and Sub-Advisory Agreements will be available in the Funds’ first Semi-Annual or Annual Report to Shareholders.” Please confirm that the Prospectus will specify the type of report and the period covered when known.

Response:	The Trust so confirms.

Comment 19.
Please explain whether the fund sponsor activities are distribution activities that would require SoFi to register as a broker-dealer. If SoFi’s activities are not considered distribution activities, please explain why in response.  If SoFi is considered to be engaged in distribution activities, indicate in response whether it is registered as a broker-dealer and whether FINRA has reviewed SoFi arrangements with the SoFi Funds.

Response:
SoFi has confirmed to the Trust that its fund sponsor activities do not include activities that could be construed as effecting transactions in securities for the account of others. While SoFi is expected to assist in marketing each SoFi Fund, SoFi will not receive commissions or other transaction-based compensation. Consequently, the Trust does not believe that SoFi’s activities would constitute distribution activities requiring registration as a broker-dealer. The Trust further notes that SoFi has a subsidiary that is an SEC-registered broker-dealer but is not expected to have any involvement with the SoFi Funds.

Comment 20.	Please explain the role of SoFi in the SoFi Gig Economy ETF.

Response:
The Adviser has entered into an agreement with SoFi, under which SoFi assumes the obligation of the Adviser to pay all expenses of the SoFi Gig Economy ETF, except certain excluded expenses. Additionally, SoFi is expected to provide marketing support for the SoFi Gig Economy ETF, including distributing marketing materials related to the Fund. SoFi is also expected to provide feedback on behalf of its asset management clients to the Adviser regarding whether SoFi’s clients are likely to be interested in the themes identified for the Fund. SoFi does not make investment decisions, provide investment advice, or otherwise act in the capacity of an investment adviser to any of the SoFi Funds.

Comment 21.
The “Fund Sponsor” section states SoFi is not involved in maintenance of indices. What is the role of SoFi with the index after the SoFi Funds are launched? Does SoFi have any input with the index provider once an index is created, or only before an index launched?

Response:
Following the launch of each Index, SoFi’s role with respect to each Index will be limited to providing feedback to the Index Provider on behalf of SoFi’s asset management clients with respect to the exposures and factors utilized by each Index pursuant to a consulting agreement between the Index Provider and SoFi. SoFi will have no role with respect to the maintenance or implementation of the methodology for each Index, no influence over individual components included in, or excluded from, each Index or their applicable weights.

Statement of Additional Information

Comment 22.
Regarding each Fund’s concentration policy, please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please add disclosure to clarify that the SoFi Funds will consider the investments of its underlying investment companies when determining a fund’s compliance with its concentration policies.

Response:	The following disclosure has been added under “Investment Restrictions”:
In determining its compliance with the fundamental investment restriction on concentration, each Fund will look through to the underlying holdings of any affiliated investment company and will consider its entire investment in any investment company with a policy to concentrate, or having otherwise disclosed that it is concentrated, in a particular industry or group of related industries as being invested in such industry or group of related industries.

Comment 23.
Please note that the SoFi Funds should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining a Fund’s compliance with its concentration policies.

Response:
The following disclosure has been added under “Investment Restrictions”: “Additionally, in determining its compliance with the fundamental investment restriction on concentration, each Fund will look through to the user or use of private activity municipal bonds to determine their industry.”

Part C: Other Information

Comment 24.	As required under Rule 484 of the Securities Act of 1933, add to Item 30 a brief description of the applicable indemnification provisions.

Response:	The following disclosure has been added:

Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission (“SEC”) such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Comment 25:	Please file the applicable agreement with the Index Provider under Part C, Other Material Agreements and disclose the agreement in the Prospectus.

Response:
The agreement between the Adviser and the Index Provider will be filed as an exhibit to a subsequent post-effective amendment with respect to the SoFi Funds and the agreement will be disclosed in the Prospectus.

Marketing

Comment 26:
Will the applicable Funds be marketed as “Zero Fee ETFs”?  If the answer is in the affirmative, why is it not a misleading statement since the fee waiver is for one year only?  In addition, can the Adviser recoup or recapture any of the fees waived and if so, under what conditions?

Response:
The Trust confirms that the SoFi 500 ETF and SoFi Next 500 ETF will not be marketed as “Zero Fee ETFs,” and that all marketing materials reflecting the net expense ratio for such Funds will show the expense ratio accompanied by disclosure explaining the limited duration of the applicable fee waiver agreement. The Trust further confirms that the Adviser will not be permitted to recoup or recapture any of the fees waived.

* * *

If you have any questions regarding the above responses, please contact Michael D. Barolsky at U.S. Bank Global Fund Services, the Trust’s sub-administrator, at 414-765-5586 or michael.barolsky@usbank.com.

Sincerely,
/s/ Eric W. Falkeis
Eric W. Falkeis
Trustee, Chairman, President and Secretary
Tidal ETF Trust

Appendix A
Fee Tables and Expense Examples

SoFi 500 ETF and SoFi Next 500 ETF
Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”). This table and the Example below do not include the brokerage commissions that investors may pay on their purchases and sales of Shares.
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.19%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.19%
Less Fee Waiver	(0.19)%
Total Annual Fund Operating Expenses After Fee Waiver[2]	0.00%
1 Estimated for the current fiscal year
2 The Fund’s investment adviser has agreed to waive its Management Fees for the Fund until at least March 27, 2020. This agreement may be terminated only by, or with the consent of, the Fund’s Board of Trustees, on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees.

Expense Examples
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The management fee waiver discussed in the table above is reflected only through March 27, 2020. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
1 Year	3 Years
$0	$42

SoFi 50 ETF
Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”). This table and the Example below do not include the brokerage commissions that investors may pay on their purchases and sales of Shares.
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.29%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.29%
1 Estimated for the current fiscal year

Expense Examples
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$30	$93

A-1

SoFi Gig Economy ETF
Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”). This table and the Example below do not include the brokerage commissions that investors may pay on their purchases and sales of Shares.
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.59%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.59%
1 Estimated for the current fiscal year

Expense Examples
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$60	$189

A-2